Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

To the Board of Directors of Cineplex Odeon Corporation
We consent to the incorporation by reference in Registration Statements (Numbers 33-19713 and 33-86878) on Forms S-8 of Cineplex Odeon Corporation (the "Corporation") of our reports dated February 18, 1997, relating to the consolidated balance sheets of the Corporation as at December 31, 1996 and 1995, and the related consolidated statements of income and changes in shareholders' equity and cash resources for each of the years in the three year period ended December 31, 1996, and the related schedule, which reports appear in the Annual Report on Form 10-K of the Corporation for the year ended December 31, 1996.

KPMG

Chartered Accountants

Toronto, Canada
March 10, 1997